Exhibit 99.1

David W. Binet to Resign from Thomson Reuters Board of Directors

TORONTO, August 22, 2023 – Thomson Reuters Corporation (“Thomson Reuters”) (NYSE / TSX: TRI) announced today that David Binet, 66, has communicated to the Board his intention to resign from the Board of Directors effective at the next regularly scheduled Board meeting on September 19.

“David has been a director of Thomson Reuters for over a decade,” said David Thomson, chairman of Thomson Reuters. “We have seen enormous change and growth in our business and are appreciative of all that David has done to help with those achievements. He has been a valuable contributor to the Board, and we will miss him in that capacity.”

“It has been an honour to have spent much of my professional life working with Thomson Reuters,” said David Binet. “I am excited about its future and wish the company and its Board continued great success.”

“I would like to take this opportunity to thank David Binet on behalf of the board for his leadership and contribution as we have progressed the business,” said Steve Hasker, President and CEO, Thomson Reuters. “We wish him well in the next chapter of his life.”

Following his departure, the Thomson Reuters Board of Directors will consist of 13 members.

About Thomson Reuters

Thomson Reuters (NYSE / TSX: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth, and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news. For more information, visit tr.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release are forward-looking, including but not limited to statements regarding the resignation of David Binet. The words “expect”, “anticipate”, “believe” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA Julia Commons Vice President, Corporate Affairs +44 7584 522 640 julia.commons@tr.com	INVESTORS Gary Bisbee, CFA Head of Investor Relations +1 646 540 3249 gary.bisbee@tr.com